1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2005

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ✓    Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes            No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s railway operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation, in particular franchised buses and public light buses;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

With respect to the Company’s property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong and elsewhere in Asia;

•	the level of interest rates prevailing in Hong Kong;

•	the Company’s ability to complete property developments on time and within budget;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	competition from other property developments;

•	the Government policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change); and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page
1.1	Announcement dated January 27, 2005	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: January 27, 2005

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

SITE F OF TSEUNG KWAN O TOWN LOT NO.70, AREA 86,

TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

CONNECTED TRANSACTION

On 24th January, 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F subject to the Company’s acceptance of Government’s assessment of premium for Site F (being HK$2,319,290,000) and of the terms of the Modification Letter and ancillary terms and conditions.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government subject to the conditions described below under the heading “General”. Had there been no Waiver, the transaction would have been subject to the announcement, the reporting and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Acceptance of Government’s Offer and Modification Letter

On 24th January, 2005, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site F subject to (a) the Company’s acceptance of Government’s assessment of premium for Site F and of the terms of the Modification Letter, (b) the Company giving an undertaking regarding the implementation of the proposed development and an indemnity for breach of the undertaking, and (c) ancillary terms and conditions. Under the terms of Government’s offer, a binding contract between the parties arises when Government receives the Company’s acceptance and undertaking. The Company delivered the acceptance and undertaking to Government on 24th January, 2005. The Modification Letter is to be executed within three calendar months from that date. The Modification Letter contains details relating to the arrangements for the implementation of the proposed development on Site F. It is proposed that the development on Site F will include accommodation and facilities with a total gross floor area of not less than 136,540 square metres, including residential accommodation, commercial accommodation, a residential care home for the elderly, a community hall and an integrated children and youth services centre. The Company is required to pay to the Government the premium for Site F, which was assessed by the Government to be HK$2,319,290,000, by reference to the full market value of Site F, ignoring the presence of the railway. The value of Site F, by reference to the premium assessed, was HK$2,319,290,000 as at 21st December, 2004. The Company is required to pay the premium for Site F in one lump sum within 28 days of Government’s letter enclosing the Modification Letter or within three calendar months of the date of Government’s receipt of the Company’s acceptance and undertaking, whichever is the earlier.

Reasons for accepting Government’s offer and executing the relevant documentation

The Company has accepted Government’s offer and has executed relevant documentation and proposes to execute the Modification Letter in order to be allowed to proceed with the proposed development on Site F. The Directors (including the independent non-executive Directors) believe that the terms of Government’s offer and the relevant documentation (including the Modification Letter) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

General

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the transaction subject to the approval of the Board of Directors, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556) and any Director who holds a position in the Government being required to abstain from voting. Had there been no Waiver, the transaction would have been subject to the announcement, the reporting and the independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

Principal activities of the Company

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development relating to the railway, (c) related commercial activities, (d) the construction of the Penny’s Bay Rail Link, (e) the design, construction and operation of the Tung Chung Cable Car Project and related tourist development, (f) the planning and construction of future extensions and other related infrastructure projects, (g) consultancy services, (h) the operation of a smart card system, and (i) equity investments and long term operation and maintenance contracts outside Hong Kong.

Definitions

“Conditions of Grant”	means the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No.70 between the Government and the Company dated 16th May, 2002;

“Directors”	means members of the board of directors of the Company;

“Government”	means the Government of the Hong Kong Special Administrative Region of the People’s Republic of China;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Modification Letter”	means the modification letter to be entered into between the Company and the Government in relation to the Conditions of Grant;

“Site F”	means Site F of Tseung Kwan O Town Lot No.70, Area 86, Tseung Kwan O, Sai Kung, New Territories;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Waiver”	means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions).

By Order of the Board
Leonard Bryan Turk
Secretary

Hong Kong, 27th January, 2005

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, T. Brian Stevenson*, Edward Ho Sing-tin*, Lo Chung-hing*, Christine Fang Meng-sang*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Robert Charles Law Footman)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Philip Gaffney, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen and Leonard Bryan Turk

*	independent non-executive directors
**	non-executive directors

This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.